CLEANTECH INNOVATIONS, INC.
C District, Maoshan Industry Park,
Tieling Economic Development Zone,
Tieling, Liaoning Province, China 112616
(86) 0410-6129922

November 4, 2010

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	CleanTech Innovations, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 13, 2010 File No. 333-168385

Dear Ms. Long:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 26, 2010, to CleanTech Innovations, Inc. (the “Company”) regarding the above-captioned filing of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses.

We have also filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) to reflect our responses to the Staff’s comments.

Please note that, after reviewing the results of the Company for the third quarter ended September 30, 2010, the Company has revised the description of its business in order to provide additional information regarding its wind towers, which accounted for approximately 90% of the Company’s revenues for the quarter just ended, a trend the Company expects to continue in the future. For the same reasons, the Company has moved certain Risk Factors and added additional Risk Factors relating to wind towers.

General

1.
We note your response to comment one of our letter dated October 1, 2010. Please revise to also include the historical, audited financial statements of CleanTech Innovations, Inc. for the year ended August 30, 2009. Alternatively, please revise to include your financial statements for the quarterly period ended September 30, 2010. If these updated financial statements are provided, then they would reflect the reverse acquisition and share exchange. As a result, the historical financial statements of your shell company would not need to be included in this document. In addition, your pro forma financial statements could also be omitted.

Ms. Pamela Long
U.S. Securities and Exchange Commission
November 4, 2010

Response:

The Company has revised its financial statements to include the nine month quarterly period ended September 30, 2010. Because these financial statements reflect the reverse acquisition and share exchange, neither the historical financial statements of the Company’s predecessor shell company (Everton Capital Corporation) nor our pro forma financial statements are included in Amendment No. 3.

Revenue Recognition, page 20

2.
We note your response to comment five of our letter dated October 1, 2010. Please revise to clarify your belief that your quality control procedures and customer inspection process limits your potential for warranty expense.

Response:

The Company affirmatively represents that its quality control procedures and customer inspections limits its potential for warranty expenses.

The Company has implemented a stringent set of internal manufacturing protocols to ensure product quality beginning at the time raw materials are received into our facilities up to the final inspection at the time products are shipped to the customer. The Company’s protocol establishes stringent requirements and specifications products must meet before they are allowed to move into the next phase of the manufacturing process. This process was established to ensure each individual piece of work in progress meets strict technical standards. During the manufacturing process, both our internal quality control staff and our customers’ full time onsite inspectors track and inspect the work in progress. The products are allowed to move to the next phase of the manufacturing process only after both parties have approved of the product quality. Prior to shipping the products, the Company performs non-destructive tests on the products for defect detection, including radiological (x-ray), ultrasonic, pneumatic, hydraulic and gas leakage tests. Additionally, our products are tested by the Bureau of Quality and Technical Supervision under national standards. Upon receiving the products, our customers will inspect the products further prior to acceptance. The Company has analyzed the need to make warranty accruals and concluded that such accrual is not necessary because of the following:

o Clearly defined procedures in our manufacturing protocol to ensure product quality based on technical parameters;
o Existence of redundancies in testing and inspection of our products; and
o Short term of our warranty period, which is no more than 24 months.

Ms. Pamela Long
U.S. Securities and Exchange Commission
November 4, 2010

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 23 of Amendment No. 3.

Segment Reporting, page 21

3.
We note your response to comment six of our letter dated October 1, 2010. Please revise your MD&A disclosures to quantify the impact of the one-time startup and production costs associated with your introduction of wind towers.

Response:

The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 24 of Amendment No. 3.

The Company notes that the startup costs for our wind tower product line of approximately $100,000 had a more significant impact on lowering gross margins in the second quarter ended June 30, 2010, when the Company had lower sales volume ($1.7 million), than occurred in the third quarter of 2010. The large decrease in blended gross margin in the nine months ended September 30, 2010, was due largely to increased sales volume of wind towers and decreased gross margins for the bellows expansion joints and pressure vessels from their unusually high levels of 51% in 2009.

As a result of the third quarter 2010 trends in the narrowing of gross margins, the Company reaffirms its belief that gross margins of all product lines currently reported in a single segment will converge as sales volume grows and the Company and its product mix matures.

Customers, Page 35

4.
We note your response to comment 9 of our letter dated October 1, 2010. We also note disclosure on page 36 that you have entered into wind tower agreements with the subsidiaries of the China Huaneng Group. Please tell us which exhibit reflects the agreement with the subsidiary of the China Huaneng Group.

Response:

Exhibits 10.3, 10.4, 10.5, 10.6, 10.11 and 10.12 reflect the agreements with the subsidiaries of the China Huaneng Group. The Company has further revised its disclosure to specifically identify each subsidiary with which a contract has been executed so that the names correspond to the exhibits. Please see page 41 of Amendment No. 3.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of The Newman Law Firm, PLLC, at (212) 227-7422 or by fax at (212) 202-6055.

Ms. Pamela Long
U.S. Securities and Exchange Commission
November 4, 2010

Very truly yours,

/s/ Bei Lu
Bei Lu Chief Executive Officer

Enclosures

cc: Robert Newman, The Newman Law Firm, PLLC